Exhibit 99.2

EXPLANATORY NOTE

When used in this Exhibit, the term “SunPower” and “Parent” refers to SunPower Corporation and not its subsidiaries; and the terms “Maxeon,” “we,” “us” and “our” refer collectively to Maxeon Solar Technologies, Ltd. and its subsidiaries unless the context otherwise requires or indicates. Capitalized terms used but not defined herein have the meanings assigned to them in Maxeon’s registration statement on Form 20-F declared effective by the Securities and Exchange Commission (the “SEC”) on August 4, 2020 (the “Form 20-F”).

Special Note Regarding Forward-Looking Statements

This Report on Form 6-K (this “Form 6-K”) contains certain “forward-looking statements” that involve risks and uncertainties. Forward-looking statements are statements that do not represent historical facts and the assumptions underlying such statements. We use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “potential,” “expect,” “intend,” “may,” “will,” “would,” “should,” “plan,” “predict,” “project,” “outlook” and similar expressions to identify forward-looking statements. Forward-looking statements in this Form 6-K include, but are not limited to: (a) our expectations regarding pricing trends, demand and growth projections; (b) anticipated product launch timing and our expectations regarding ramp, customer acceptance, upsell and expansion opportunities; (c) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (d) our upstream technology outlook, including anticipated fab utilization and expected ramp and production timelines for our Maxeon 5 and 6, next-generation Maxeon 7 and Performance Line solar panels, expected cost reduction, and future performance; (e) our strategic goals and plans, including partnership discussions with respect to our next generation technology, and our ability to achieve them; (f) our financial plans; (g) our expectation that the spin-off takes place as contemplated or at all; and (h) our expectations regarding the potential outcome, or financial or other impact on us or any of our businesses of the spin-off, or regarding potential future sales or earnings of us or any of our businesses or potential shareholder returns. You should not place undue reliance on these statements.

Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that: (i) any new products will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels; (ii) we will be able to realize any of the potential strategic benefits or opportunities as a result of the spin-off; (iii) shareholders will achieve any particular level of shareholder returns; (iv) we, or any of our businesses, will be commercially successful in the future, or achieve any particular credit rating or financial results; or (v) the spin-off will result in the benefits that we expect.

In particular, our expectations could be affected by, among other things:

•

uncertainties regarding the impact of global economic conditions, particularly slowdowns, recessions, economic instability, political unrest, armed conflicts, natural disasters or outbreaks of disease, such as the existing COVID-19 pandemic, and the resulting impact on manufacturing and sales;

•	competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing;

•	our liquidity and substantial indebtedness;

•	political and economic conditions and changes in public policy, including the imposition and applicability of tariffs;

•

regulatory changes, including changes in tax laws and other local, state, and federal laws and regulations applicable to our business, and the availability of economic incentives promoting use of solar energy;

•	the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships;

•	fluctuations in our operating results;

•	appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise;

•	challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships;

•	potential product recalls;

•	challenges in executing transactions key to our strategic plans;

•	the potential volatility in the price of Maxeon shares; and

•	uncertainties regarding future sales or dispositions of our shares.

Some of these factors are discussed in more detail in this Form 6-K and in the Form 20-F, including under “Item 3. Key Information—3.D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K and in the Form 20-F as anticipated, believed, estimated or expected. We provide the information in this Form 6-K as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this Form 6-K as a result of new information, future events or otherwise.

3.A SELECTED FINANCIAL DATA

The following selected financial data should be read together with our condensed combined financial statements and related notes furnished as Exhibit 99.1 to this Form 6-K, and our combined financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” appearing in the Form 20-F. We derived the selected balance sheet data as of December 29, 2019 from our audited combined financial statements and related notes appearing in the Form 20-F. We derived the statement of operations data for the three and six months ended June 28, 2020 and June 30, 2019 and the summary balance sheet data as of June 28, 2020 from our unaudited condensed combined financial statements.

The selected financial data in this section is not intended to replace our combined financial statements and the related notes. Our historical results could differ from those that would have resulted if we operated autonomously or as an entity independent of Parent in the periods for which historical financial data is presented below, and such results are not necessarily indicative of the results that may be expected in the future.

For additional details regarding the preparation of our combined financial statements and condensed combined financial statements, please see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Basis of Presentation” and Note 1. Background and Basis of Presentation to our combined financial statements and condensed combined financial statements, respectively, appearing in the Form 20-F and Exhibit 99.1 to this Form 6-K, respectively.

We prepare our combined financial statements and condensed combined financial statements in accordance with U.S. GAAP. Our reference to the combined financial statement(s) includes the relevant condensed combined financial statement(s) for the periods presented throughout the rest of this section.

	Three Months Ended		Six Months Ended
	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
(in thousands)
Statements of Operations Data:
Revenue	$165,011	$291,458	$392,652	$520,530
Gross (loss) profit	(8,025)	1,962	(4,792)	(33,598)
Operating loss	(35,942)	(32,697)	(65,522)	(95,969)
Provision for income taxes	(1,879)	(2,603)	(2,347)	(4,719)
Net loss	(46,202)	(42,476)	(77,279)	(113,042)
Net loss attributable to the Parent	(46,585)	(43,539)	(78,334)	(115,112)

	As of
	June 28, 2020	December 29, 2019
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$37,628	$120,956
Total assets	795,555	990,211
Short-term debt	45,571	60,383
Long-term debt	1,213	1,487
Total equity	308,322	367,523

3.B CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents and our capitalization as of June 28, 2020:

As of
June 28, 2020
(in thousands)
Cash and cash equivalents	$37,628

Debt:
Working capital facilities	46,784

Equity:
Net Parent investment	307,876
Accumulated other comprehensive loss	(5,913)

Equity attributable to the Company	301,963
Noncontrolling interests	6,359

Total equity	308,322

Total capitalization	$355,106

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

This operating and financial review should be read together with the section captioned Item 3.A Selected Financial Data, the condensed combined financial statements and the related notes to those statements included as Exhibit 99.1 to this Form 6-K and the consolidated financial statements and the notes thereto included in the Form 20-F for the fiscal year ended December 29, 2019 filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The condensed combined financial statements of Maxeon Solar Technologies, Ltd. (the “Company,” “Maxeon,” “we,” “us,” and “our”) have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” in the Form 20-F, our actual results may differ materially from those anticipated in these forward-looking statements. Please see “Special Note About Forward-Looking Statements” above.

We have a 52-to-53-week fiscal year that ends on the Sunday closest to December 31. Accordingly, every fifth or sixth year will be a 53-week fiscal year. The current fiscal year, fiscal 2020, is a 53-week fiscal year, while fiscal year 2019 was a 52-week fiscal year. The second quarter of fiscal 2020 ended on June 28, 2020, while the second quarter of fiscal 2019 ended on June 30, 2019.

Separation From SunPower

On November 11, 2019, SunPower Corporation (“SunPower Corporation” or “Parent”) announced its intention to separate into two independent publicly traded companies: one comprising its solar panel cell and solar manufacturing operations and supply to resellers and commercial and residential end customers outside of the Domestic Territory (as defined below), which will conduct business as Maxeon Solar Technologies, Ltd., a company incorporated under the laws of Singapore, and one comprising its solar panel manufacturing operations, equipment supply, and sales of energy solutions and services in Canada and the United States (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands) (which we refer to as the “Domestic Territory”), including direct sales of turn-key engineering, procurement and construction services, sales to its third-party dealer network, sales of energy under power purchase agreements, storage and services solutions, cash sales and long-term leases directly to end customers which will continue as SunPower Corporation.

We were formed in the third quarter of 2019 under the name “Maxeon Solar Technologies, Pte. Ltd.” and on July 15, 2020 converted to a public company under the Companies Act, Chapter 50 of Singapore and changed our name to “Maxeon Solar Technologies, Ltd.”

On August 26, 2020 (the “Distribution Date”), SunPower completed the spin-off by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares, no par value, of Maxeon (the “Maxeon shares”) to holders of record of SunPower’s common stock (the “Distribution”) as of the close of business on August 17, 2020.

Immediately after the Distribution, Maxeon and Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”), completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“ZSID”) and an affiliate of TZS, purchased from Maxeon, for $298.0 million, 8,915,692 additional Maxeon shares, representing approximately 28.848% of the outstanding Maxeon shares after giving effect to the spin-off and the TZS investment.

As a result of the Distribution, which was effective as of 11:59 p.m., Eastern time, on the Distribution Date, Maxeon is now an independent, publicly traded company and the Maxeon shares are listed on the Nasdaq Global Select Market under the symbol “MAXN.”

In connection with the Transactions and concurrently with the Distribution, we and SunPower also entered into certain ancillary agreements, that will govern relationships between us and SunPower following the Distribution. In addition, at the closing of the Investment, TZS, affiliates of Total S.A. (“Total”) and Maxeon entered into a Shareholders Agreement (the “Shareholders Agreement”).

The process of completing the Distribution has involved significant costs and expenses. We will incur separation costs of $25.0 million during fiscal year 2020. As of June 28, 2020, we also expect capital investments of approximately $220.0 million to ramp up production of our next generation technology through fiscal year 2021.

Additionally, following the spin-off, we must maintain an independent corporate overhead. Due to the loss of economies of scale and the necessity of establishing independent functions for each company, the separation from SunPower into two independent companies is expected to result in total dis-synergies of approximately $10.0 million annually, which costs are primarily associated with corporate functions such as finance, legal, information technology and human resources.

Due to the scale of SunPower’s businesses and its global footprint (among other factors), the separation process has been extremely complex and has required effort and attention from employees throughout SunPower’s organization. For example, employees of the business that became part of Maxeon were required to be transitioned to new payroll and other benefit platforms. Outside the organization, SunPower was required to notify and establish separation readiness among customers, business partners and suppliers so that business relationships all over the world may continue seamlessly following the completion of the spin-off. Administratively, the spin-off has involved the establishment of new customer and supplier accounts, new bank accounts, legal reorganizations and contractual assignments in various jurisdictions throughout the world, and the creation and maintenance of separation management functions, to plan and execute the separation process in a timely fashion.

Issuance of Green Convertible Senior Notes and Related Transactions

On July 9, 2020 we announced that the pricing of an offering of $185.0 million aggregate principal amount of our 6.50% green convertible senior notes due 2025 (the “Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). We also granted the initial purchasers of the Notes an option to purchase up to an additional $15.0 million principal amount of Notes and such option was exercised in full on July 14, 2020.

On July 17, 2020, we issued $200.0 million aggregate principal amount of Notes pursuant to an indenture (the “Indenture”), dated July 17, 2020 between us and Deutsche Bank Trust Company Americas, as trustee.

The Notes are senior, unsecured obligations of Maxeon and will accrue regular interest at a rate of 6.50% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021. Additional interest may accrue on the Notes in certain circumstances. The Notes will mature on July 15, 2025, unless earlier repurchased, redeemed or converted, and are subject to the terms and conditions set forth in the Indenture.

The Notes are not initially convertible. After giving effect to the spin-off and following satisfaction of certain conditions relating to the physical delivery forward transaction described below, noteholders will have the right to convert their Notes into Maxeon shares in certain circumstances and during specified periods. The initial conversion price will represent a premium of approximately 15.00% over the average of the volume-weighted average price per Maxeon share over the period (the “Note Valuation Period”) of 15 consecutive trading days beginning on, and including, the later of (i) the fifth trading day after the date on which Maxeon shares are distributed to SunPower’s common stockholders in the spin-off and (ii) the date on which the underwriting agreement contemplated by the physical delivery forward transaction has been executed and delivered by Maxeon and the underwriters party thereto. However, the initial conversion price will not be less than approximately $4.60 per Maxeon share. We will settle conversions by paying or delivering, as applicable, cash, Maxeon shares or a combination of cash and Maxeon shares, at our election.

The Notes provided that, if the spin-off did not occur within three months after the Notes were first issued or if we determined on any earlier date that we would not consummate the spin-off, then Maxeon would have been required to redeem all outstanding Notes at a cash redemption price equal to 101% of their principal amount, plus accrued and unpaid interest, if any. Additionally, if certain conditions relating to the physical delivery forward transaction described below are not satisfied by November 16, 2020, then Maxeon will be required to redeem all outstanding Notes at a cash redemption price equal to 101% of their principal amount, plus accrued and unpaid interest, if any. The Notes will be redeemable, in whole or in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at our option at any time, and from time to time, on or after July 17, 2023 and on or before the 60th scheduled trading day immediately before the maturity date, but only if the last reported sale price per Maxeon share exceeds 130% of the conversion price for a specified period of time. In addition, the Notes will be redeemable, in whole and not in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at our option in connection with certain changes in tax law. Upon the occurrence of a fundamental change (as defined in the Indenture), noteholders may require us to repurchase our Notes for cash. The repurchase price will be equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

The Indenture sets forth certain events of default after which the Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving us after which the Notes become automatically due and payable. The Indenture provides that we shall not consolidate with or merge with or into, or (directly, or indirectly through one or more of its subsidiaries) sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the consolidated assets of Maxeon and its subsidiaries, taken as a whole, to another person, unless: (i) the resulting, surviving or transferee person (if not Maxeon) is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia or Singapore, and such corporation (if not Maxeon) expressly assumes by supplemental indenture all of Maxeon’s obligations under the Notes and the Indenture; and (ii) immediately after giving effect to such transaction, no default or event of default has occurred and is continuing under the Indenture.

On July 17, 2020 and in connection with the issuance of the Notes, we entered into a privately negotiated forward-starting forward share purchase transaction (the “prepaid forward transaction”) with Merrill Lynch International (the “Prepaid Forward Counterparty”), pursuant to which we will repurchase approximately $40 million worth of Maxeon shares, subject to the conditions set forth therein, including receipt of required shareholder approvals on an annual basis.

The prepaid forward transaction will become effective on the first day of the Note Valuation Period. The number of Maxeon shares to be repurchased under the prepaid forward transaction will be determined based on the arithmetic average of the volume-weighted average prices per Maxeon share over the Note Valuation Period, subject to a floor price and subject under Singapore law to a limit in aggregate of no more than 20% of the total number of Maxeon’s share capital as of the date of the annual shareholder repurchase approval (calculated together with the number of Maxeon shares to be repurchased in connection with the physical delivery forward transaction and certain equivalent anti-dilution arrangements entered into with TZS and Total), and we will prepay the forward purchase price in cash using a portion of the net proceeds from the sale of the Notes. Under the terms of the prepaid forward transaction, the Prepaid Forward Counterparty will be obligated to deliver the number of Maxeon shares underlying the transaction to Maxeon, or pay cash to the extent Maxeon fails to provide to Prepaid Forward Counterparty evidence of a valid shareholder authorization, on or shortly after the maturity date of the Notes, subject to the ability of the Prepaid Forward Counterparty to elect to settle all or a portion of the transaction early.

On July 17, 2020 and in connection with the issuance of the Notes, we entered into a privately negotiated forward-starting physical delivery forward transaction ( together with the prepaid forward transaction, the “forward transactions”), with Merrill Lynch International (the “Physical Delivery Forward Counterparty,” together with the Prepaid Forward Counterparty, the “Forward Counterparties”), with respect to approximately $60 million worth of Maxeon shares (the “Physical Delivery Maxeon Shares”), pursuant to which the Physical Delivery Forward Counterparty agreed to deliver the Physical Delivery Maxeon Shares to Maxeon or a third party-trustee designated by Maxeon for no consideration at or around the maturity of the Notes subject to the conditions set forth in the agreements governing the physical delivery forward transaction. The physical delivery forward transaction will become effective on the first day of the Note Valuation Period.

The number of Maxeon shares underlying the physical delivery forward transaction is approximately $60 million worth of ordinary shares of Maxeon to be issued and sold by Maxeon to one or more of the initial purchasers of the Notes or their affiliates (the “Underwriters”), to be sold during the Note Valuation Period in a registered offering off of Maxeon’s registration statement on Form F-3 filed with the SEC at prevailing market prices at the time of sale or at negotiated prices. The Underwriters will receive all of the proceeds from the sale of such Maxeon shares. Maxeon will not receive any proceeds from the sale of such Maxeon shares.

The Forward Transactions are generally expected to facilitate privately negotiated derivative transactions, including swaps, between the Forward Counterparties and investors in the Notes relating to Maxeon shares by which investors in the Notes will establish short positions relating to ordinary shares of Maxeon and otherwise hedge their investments in the Notes concurrently with the Note Valuation Period.

While the sales of Maxeon shares during the Note Valuation Period in a registered offering in connection with the physical delivery forward transaction could cause the market price of Maxeon shares to be lower, the entry into the Forward Transactions and the entry by the Forward Counterparties into derivative transactions in respect of Maxeon shares with the purchasers of the Notes could have the effect of increasing, or reducing the size of any decrease in, the price of Maxeon shares during and/or shortly after, the Note Valuation Period.

Neither Maxeon nor the Forward Counterparties will control how such purchasers of the Notes may use such derivative transactions. In addition, such purchasers may enter into other transactions relating to Maxeon shares or the Notes in connection with or in addition to such derivative transactions, including the purchase or sale of Maxeon shares. As a result, the existence of the Forward Transactions, such derivative transactions and any related market activity could cause more purchases or sales of Maxeon shares over the term of the Forward Transactions than there otherwise would have been had Maxeon not entered into the Forward Transactions, and such purchases or sales could potentially increase (or reduce the size of any decrease in) or decrease (or reduce the size of any increase in) the market price of Maxeon shares and/or the trading prices of the Notes.

In addition, in connection with the settlement or unwind of the Forward Transactions, the Forward Counterparties may purchase Maxeon shares, and such purchases may have the effect of increasing, or preventing a decline in, the market price of Maxeon shares.

Debt Facilities

On July 14, 2020, Maxeon and certain of its subsidiaries entered into the following debt facilities with a syndicate of lenders (the “Bank Facilities”):

•	a $55.0 million term loan facility available to SunPower Philippines Manufacturing Ltd. (the “Philippines Term Loan”), which is a subsidiary of Maxeon;

•	a $50.0 million working capital facility available to Maxeon (the “Singapore Working Capital Facility”); and

•	a $20.0 million term loan facility available to Maxeon (the “Singapore Term Loan” and, together with the Philippines Term Loan, the “Term Loans”).

Each of the Bank Facilities mature and are repayable in full on July 14, 2023 (the “Termination Date”). The Singapore Working Capital Facility is available to be drawn through the date falling one month prior to the Termination Date. The Term Loans are available to be drawn by the relevant borrowers for a period of twelve months after the spin-off and will be repayable, in equal quarterly installments over the 18-month period preceding the applicable maturity date.

Impact of COVID-19 to our Business

In December 2019, a novel strain of coronavirus (“COVID-19”), was reported to have surfaced in Wuhan, China, resulting in shutdowns of manufacturing and commerce in the months that followed. Since then, the COVID-19 pandemic has spread worldwide, including the United States, and has resulted in authorities implementing numerous measures to try to contain the disease or slow its spread, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns The result of the measures has negatively impacted our business, especially in the second quarter of fiscal 2020.

The health and safety of our employees, suppliers, and customers are a top priority for us. In an effort to protect our employees and suppliers, we took and continue to take proactive and aggressive actions, right from the onset of the outbreak to slow down the spread of the virus. We adopted social distancing policies at our locations around the world, maximized working from home and suspending employee travel. Employees in our factories and module assembly sites are required to adhere to strict safety measures, including the use of masks and sanitizer, daily wellness screenings prior to accessing facilities, staggered break times to prevent congregation, strong limitations on physical contact with co-workers, structured method of access through only limited points of entry and exit and improved employee transportation. We have also incorporated other rules such as restricting visitors to any of our facilities that remain open and proactively providing employees with face masks, hand sanitizer and disinfectant wipes. In addition, we developed a COVID-19 Response Team that meets regularly to develop tailored action plans and protocols to protect our employees and publishes these actions, guidelines, and rules on our intranet that is available to all employees.

At the onset of the pandemic, across the organization, we have taken specific measures to both sustain our business and operations as well as protect our employees in light of the COVID-19 pandemic. These measures include reducing the salaries of executive officers, and temporarily implementing a four-day work week for majority of our employees to address reduced demand and workloads.

From a sales perspective, we have implemented proactive and aggressive measures to protect customers and mitigate operational and financial risk from COVID-19, even after many local governments eased restrictions and resumed normal economic activities. Many of the same measures we have implemented to protect our employees noted above can also be utilized to protect our customers and partners. Depending on state and local government regulations, installation of our solar systems can be deemed as essential business in the midst of government lockdowns. We have and will continue to adhere to government guidelines and regulations designed to protect our customers.

Consistent with actions and mostly later recommended by local governments, our factories in France, Malaysia, Mexico, and the Philippines were temporarily idled in March and April 2020 in an effort to proactively address financial and operational impacts of COVID-19 pandemic and position our company well for when the solar industry returns to strong growth. Our factories have resumed production as of May 2020 in accordance with the relevant local regulations and with additional safety measures and procedures to protect our employees in place. During the last week of June 2020, the majority of our employees reverted back to a typical five-day work week and returned full salaries during the last week of July 2020.

As of August 2020, COVID-19 cases are rebounding and increasing in many jurisdictions worldwide. As a result, to curtail the spread, many jurisdictions are beginning to shut down or are planning to shut down many businesses and economic activities again. It is not clear what the potential effects any such alterations or modifications including any new government sanctions may have on our business, including the effects on our customers, employees, and prospects, or on our financial results for the remainder of fiscal 2020 and beyond. We will continue to actively monitor the situation and may take further actions altering our business operations that we determine are in the best interests of our employees, customers, partners, suppliers, and stakeholders, or as required by federal, state, or local authorities.

Outlook

We believe the execution of our strategy will provide attractive opportunities for profitable growth over the long term. We expect the COVID-19 pandemic to continue to impact our business and may have a material adverse effect on our business, and thus, we are aggressively managing our response to the pandemic. We believe the most significant elements of uncertainty are the intensity and duration of the impact on our partners (dealers, distributors, Key Accounts) installation and sales capabilities , as well as our supply chain, manufacturing, and distribution to operate with minimal disruption for the remainder of fiscal 2020 and beyond, especially if local governments impose new measures and restrictions in jurisdictions in which we operate. The disruptions noted above could negatively impact our financial position, results of operations, cash flows, and outlook.

Basis of Presentation

Standalone financial statements have not been historically prepared for our business. Our condensed combined financial statements have been derived from the consolidated financial statements and accounting records of SunPower as if it operated on its own during the period presented and were prepared in accordance with U.S. GAAP. The primary basis for presenting consolidated financial statements is when one entity has a controlling financial interest in another entity. As there is no controlling financial interest present between or among the entities that comprise our business, we are preparing our financial statements on a combined basis. SunPower’s investment in our business is shown in lieu of equity attributable to Maxeon as there is no consolidated entity for which SunPower holds an equity interest in. SunPower’s investment represents its interest in the recorded net assets of Maxeon.

Our Condensed Combined Statements of Operations include all sales and costs directly attributable to Maxeon, including costs for facilities, functions and services used by Maxeon. The Condensed Combined Statements of Operations also reflect allocations of general corporate expenses from SunPower including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue or headcount as relevant measures. Management of Maxeon and SunPower consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, Maxeon. The allocations may not, however, reflect the expense we would have incurred as a standalone company for the period presented. Actual costs that may have been incurred if we had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

For further information on the basis of presentation of the condensed combined financial statements see Note 1. Background and Basis of Presentation to our combined financial statements included in the Form 20-F.

Items You Should Consider When Evaluating Our Combined Financial Statements and Assessing Our Future Prospects

Our results of operations, financial position and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of SunPower in the periods for which unaudited condensed combined financial statements are included in this Exhibit 99.1 to this Form 6-K, and such information may not be indicative of our future operating results or financial performance. As a result, you should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•

For the period covered by our condensed combined financial statements, our business was operated within legal entities which hosted portions of other SunPower businesses. For example, certain assets, liabilities and results of operations of subsidiaries related to worldwide power plant project development, project sales will remain with SunPower and are not included in these combined financial statements as they are not core to our historical and future business.

•

For annual reporting purposes, income taxes attributable to our business have been determined using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. In various tax jurisdictions, our and SunPower’s businesses operated within the same legal entity and certain SunPower subsidiaries were part of SunPower’s tax group. This required an assumption that the subsidiaries and operations of Maxeon in those tax jurisdictions operated on a standalone basis and constitute separate taxable entities. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within SunPower’s tax groups.

•

For interim reporting purposes, income taxes attributable to our business have been determined in accordance with FASB guidance for interim reporting of income tax, under which we have computed our provision for income taxes based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate significantly in future periods, in particular due to the uncertainty in our annual forecasts resulting from the unpredictable duration and severity of the COVID-19 pandemic on our operating results.

•

Our condensed combined financial statements also include an allocation from SunPower for certain management and support functions that we would incur as a publicly traded company that we have not previously incurred. These costs include, but are not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. The allocation of these additional expenses, which are included in the condensed combined financial statements, may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented.

•

In December 2015, SunPower issued $425.0 million in principal amount of 4.00% debentures due 2023 (the “4.00% debentures due 2023”), the proceeds of which were used to finance the solar cell manufacturing facility in the Philippines which relates to our historical business. As the 4.00% debentures due 2023 are legal obligations of SunPower and will not be transferred to us, they are not reflected in our Combined Balance Sheets and Condensed Combined Balance Sheets in the periods presented. However, the $17.0 million of interest expense and the $2.5 million of debt issuance cost amortization associated with the 4.00% debentures due 2023 are reflected in our Condensed Combined Statements of Operations to reflect our historical cost of doing business. This cost may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented nor future periods.

•	We expect to incur one-time costs after the completion of the spin-off relating to the transfer of information technology systems from SunPower to us.

•

As part of SunPower, we historically benefited from discounted pricing with certain suppliers as a result of the buying power of SunPower. As a separate entity, we may not obtain the same level of supplier discounts historically received.

•

Prior to the spin-off, as part of the separation, a Maxeon subsidiary issued a promissory note for a principal amount of $100.0 million to SunPower in exchange for certain intellectual property necessary for the operation of the Maxeon business. The promissory note was repaid to SunPower by the Maxeon subsidiary in connection with the spin-off with a combination of cash on hand and funds received in connection with the spin-off. In addition, on July 17, 2020, we entered into debt instruments with additional available borrowing capacity of up to $337.0 million, including term loans, working capital credit facilities and the issuance of the Notes. Such indebtedness and the related interest expense associated with such debt is expected to be between $17.2 million and $21.5 million per year, and are not reflected in our condensed combined financial statements. As of the close of the spin-off, we did not have any borrowings outstanding under these new debt instruments other than the $200.0 million received in connection with the issuance of the Notes.

•

The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as expenses. In particular, due to the fact that the presented condensed combined financial statements have been carved out from SunPower financial statements, actual outcomes and results could differ from those estimates and assumptions as indicated in the critical accounting policies and estimates section of the Form 20-F. See Note 1. Background and Basis of Presentation to our combined financial statements and in the “Critical accounting policies and estimates” section within Item 5.A included in the Form 20-F.

Overview

We are in the business of solar panel cell and solar manufacturing operations and supply to resellers and commercial and residential end customers outside of the Domestic Territory, which will conduct business as Maxeon Solar Technologies, Ltd., a company incorporated under the laws of Singapore. We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas. See Note 4. Revenue from Contracts with Customers to our combined financial statements in the Form 20-F. Our condensed combined financial statements have been derived from the consolidated financial statements and accounting records of SunPower.

During the three and six months ended June 28, 2020, we had sales of $29.8 million and $98.8 million, respectively, to SunPower representing the sale of solar modules using transfer prices determined based on management’s assessment of market-based pricing terms. During the three and six months ended June 30, 2019, we had sales of $80.4 million and $140.6 million, respectively, to SunPower representing the sale of solar modules to SunPower based on transfer prices determined based on management’s assessment of market-based pricing terms.

Unit of Power

When referring to our facilities’ manufacturing capacity, and total sales, the unit of electricity in watts for kilowatts (“KW”), megawatts (“MW”), and gigawatts (“GW”) is direct current (“DC”), unless otherwise noted as alternating current (“AC”).

Levelized Cost of Energy (“LCOE”)

LCOE is an evaluation of the life-cycle energy cost and life-cycle energy production of an energy producing system. It allows alternative technologies to be compared across different scales of operation, investment or operating time periods. It captures capital costs and ongoing system-related costs, along with the amount of electricity produced, and converts them into a common metric. Key drivers for LCOE measures for photovoltaic products include panel efficiency, capacity factors, reliable system performance, and the life of the system.

Customer Cost of Energy (“CCOE”)

Our customers are focused on reducing their overall cost of energy by intelligently integrating solar and other Distributed Generation sources, energy efficiency, energy management, and energy storage systems with their existing utility-provided energy. The CCOE measurement is an evaluation of a customer’s overall cost of energy, taking into account the cost impact of each individual generation source (including the utility), energy storage systems, and energy management systems. The CCOE measurement includes capital costs and ongoing operating costs, along with the amount of electricity produced, stored, saved, or re-sold, and converts all of these variables into a common metric. The CCOE metric allows customers to compare different portfolios of generation sources, energy storage, and energy management, and to tailor their solution towards optimization.

Seasonal Trends and Economic Incentives

Our business is subject to industry-specific seasonal fluctuations including changes in weather patterns and economic incentives, among others. Sales have historically reflected these seasonal trends with the largest percentage of total revenues realized during the last two quarters of a fiscal year. The installation of solar power components and related revenue may decline during cold and/or rainy winter months. In the United States, many customers make purchasing decisions towards the end of the year in order to take advantage of tax credits or for other budgetary reasons.

Trends and Uncertainties

Demand

We are in the process of addressing many challenges facing our business. Our business is subject to industry-specific seasonal fluctuations including changes in weather patterns and economic incentives, among others. Sales have historically reflected these seasonal trends with the largest percentage of total revenues realized during the last two quarters of a fiscal year. The installation of solar power components and related revenue may decline during cold and/or rainy winter months.

During fiscal year 2018 we faced market challenges, including competitive solar product pricing pressure including the impact of tariffs imposed pursuant to Section 201 and Section 301 of the Trade Act of 1974. On January 23, 2018, the President of the United States issued Proclamation 9693, which approved recommendations to provide relief to U.S. manufacturers and imposed safeguard tariffs on imported solar cells and modules, based on the investigations, findings, and recommendations of the International Trade Commission. The tariffs went into effect on February 7, 2018. While solar cells and modules based on IBC technology and related products, were granted exclusion from these safeguard tariffs on September 19, 2018, our solar products based on other technologies continue to be subject to the safeguard tariffs. Additionally, the U.S. Trade Representative (“USTR”) initiated an investigation under Section 301 of the Trade Act of 1974 into the government of China’s acts, policies, and practices related to technology transfer, intellectual property, and innovation. The USTR imposed additional import duties of up to 25% on certain Chinese products covered by the Section 301 remedy. These tariffs include certain solar power system components and finished products, including those purchased from our suppliers for use in our products and used in our business. Imposition of these tariffs—on top of anti-dumping and countervailing duties on Chinese solar cells and modules, imposed under the prior administration—has resulted and is likely to continue to result in a wide range of impacts to the U.S. solar industry, global manufacturing market and our business, including market volatility, price fluctuations, and demand reduction. Uncertainties associated with the Section 201 and Section 301 trade cases prompted us to adopt a restructuring plan and implement initiatives to reduce operating expenses and cost of revenue overhead and improve cash flow. During the three and six months ended June 28, 2020, tariff charges incurred were $0.2 million and $0.4 million, respectively.

In fiscal 2020, we expect to continue to focus on opportunities for growth including expanding our industry-leading A-Series (Maxeon 5 and Maxeon 6 cell and panel technology and benefitting from capacity expansion at of our Huansheng Photovoltaic (Jiangsu) Co., Ltd. joint venture which manufactures our performance series products. We also continue to invest in our next generation Maxeon technology.

As the solar industry and many of our customers have been severely affected by the COVID-19 pandemic, our business activities and demand have been negatively impacted as well, especially early in the second quarter of fiscal 2020. Considering that the solar industry is an essential business in many jurisdictions, we continue to promote, offer, and sell our products and solutions mentioned above to meet the needs of our customers. To mitigate the impacts of COVID-19 and protect our employees and customers, we have implemented proactive and aggressive measures such as video sales consultations. We will continue to monitor the impacts of the COVID-19 pandemic on our demand and product offerings.

Supply

We continue to focus on producing our newer lower cost, high efficiency Performance Line of solar panels, which will enhance our ability to rapidly expand our global footprint with minimal capital cost.

We continue to see significant and increasing opportunities in technologies and capabilities adjacent to our core product offerings that can significantly reduce our customers’ CCOE. We have added advanced module-level control electronics to our portfolio of technology designed to enable longer series strings and significant balance of system components cost reductions in large arrays. We currently offer solar panels that use micro-inverters designed to eliminate the need to mount or assemble additional components on the roof or the side of a building and enable optimization and monitoring at the solar panel level to ensure maximum energy production by the solar system. We will expand these offerings to additional geographies in the coming year.

We continue to improve our unique, differentiated solar cell and panel technology. We emphasize improvement of our solar cell efficiency and LCOE and CCOE performance through enhancement of our existing products, development of new products and reduction of manufacturing cost and complexity in conjunction with our overall cost-control strategies. We are now producing solar cells with over 25% efficiency and have reached production panel efficiencies over 24%.

We previously reduced our overall solar cell manufacturing output in an ongoing effort to match profitable demand levels, with increasing bias toward our highest efficiency Maxeon 3 and Maxeon 5 and 6 products, which utilizes our latest solar cell technology, and our Performance Line of solar panels, which utilize conventional cell technology that we purchase from third parties in low-cost supply chain ecosystems such as China. SunPower previously closed our Fab 2 cell manufacturing facility and our panel assembly facility in the Philippines and are focusing on our latest generation, lower cost panel assembly facilities in Mexico. As part of this realignment, we reduced our back-contact panel assembly capacity and increased production of our new Performance Line of solar panels.

We are focused on reducing the cost of our solar panels, including working with our suppliers and partners along all steps of the value chain to reduce costs by improving manufacturing technologies and expanding economies of scale and reducing manufacturing cost and complexity in conjunction with our overall cost-control strategies. We believe that the global demand for solar panels is highly elastic and that our aggressive, but achievable, cost reduction roadmap will reduce installed costs for our customers and drive increased demand for our solar panels.

We also work with our suppliers and partners to ensure the reliability of our supply chain. We have contracted with some of our suppliers for multi-year supply agreements, under which we have annual minimum purchase obligations. For more information about our purchase commitments and obligations, see “Liquidity and Capital Resources—Contractual Obligations” and Note 6. Commitments and Contingencies to our condensed combined financial statements included in Exhibit 99.1 to this Form 6-K, respectively.

We currently believe our supplier relationships and various short- and long-term contracts will afford us the volume of material and services required to meet our planned output; however, we face the risk that the pricing of our long-term supply contracts may exceed market value. For example, we purchase our polysilicon under fixed-price long-term supply agreements. When the purchases under these agreements significantly exceed market value they may result in inventory write-downs based on expected net realizable value. Additionally, existing arrangements from prior years have resulted in above current market pricing for purchasing polysilicon, resulting in inventory losses we have realized. For several years, we have elected to sell polysilicon inventory in excess of short-term needs to third parties at a loss, and may enter into further similar transactions in future periods.

Due to the impacts of the COVID-19 pandemic, our operations and supply chain have been adversely affected as we temporarily idled our factories in France, Malaysia, Mexico and the Philippines in March and April 2020. To mitigate the impacts, we implemented cost-cutting measures to protect and maintain our supply chain relationships and manufacturing facilities that will position us for growth as soon as the solar industry stabilizes. These actions include temporary salary reductions and reduced work weeks. During the last week of June 2020, the majority of our employees resumed a normal five-day work week and returned to full salary during the last week of July 2020. We will continue to monitor the impacts of the COVID-19 pandemic on our supply chain relationships, manufacturing facilities, and long-term supply agreements moving forward. For more information and discussion on the risks and impact of the COVID-19 pandemic on our supply chain specifically, see “Item 5. Operating And Financial Review And Prospects—Impact of COVID-19 to our Business” herein. For a further discussion of trends, uncertainties and other factors that could impact our operating results, see the section entitled “Risk Factors” in the Form 20-F.

Critical Accounting Policies and Significant Estimates

Our significant accounting policies are set out in Note 1. Background and Basis of Presentation to our combined financial statements included in the Form 20-F, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our audited combined carve-out financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and which could potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.

Due to the COVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets. We are not aware of any specific event or circumstance that would require updates to our estimates and judgments or require us to revise the carrying value of our assets or liabilities as of the date of issuance of this Form 6-K. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

There were no other significant changes in our critical accounting estimates during the three and six months ended June 28, 2020 compared to those described in the Form 20-F.

Results of Operations

Revenues and Cost of Revenue

Set forth below is a discussion of our results of operations for the periods indicated.

	Three Months Ended		Six Months Ended
	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
(in thousands)
Revenues	$165,011	$291,458	$392,652	$520,530
Cost of revenue	$(173,036)	$(289,496)	$(397,444)	$(554,128)
Gross (loss) profit percentage	(5)%	1%	(1)%	(6)%

Three Months Ended June 28, 2020 Compared to Three Months Ended June 30, 2019

During the three months ended June 28, 2020 and June 30, 2019, we recognized revenue from sales of modules and components of $165.0 million and $291.5 million, respectively. During the three months ended June 28, 2020 and June 30, 2019, of the revenues, $29.8 million, or 18.1% and $80.4 million or 27.6%, respectively, represented sales of solar modules to SunPower using transfer prices determined based on management’s assessment of market-based pricing terms. For the three months ended June 28, 2020, in addition to revenue transactions with SunPower, we had no other customer that accounted for at least 10% of revenues. For the three months ended June 30, 2019, in addition to revenue transactions with SunPower, we had only one additional customer that accounted for at least 10% of revenues.

The decrease of $126.4 million in revenues was primarily due to significantly lower volume of module sales for projects in the United States, Europe and Asia, as a result of adverse impacts from COVID-19.

Cost of revenue was $173.0 million and $289.5 million in the three months ended June 28, 2020 and June 30, 2019, respectively. Cost of revenue includes $2.0 million and $10.7 million, in the three months ended June 28, 2020 and June 30, 2019, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we paid $6.3 million and $13.2 million in the three months ended June 28, 2020 and June 30, 2019, respectively, above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. The remainder of cost of revenue includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs.

The decrease of $116.5 million in cost of revenue was primarily due to significantly lower volume of module sales in the United States, Europe and Asia, as COVID-19 impacted the near term demand of our products. We also temporarily idled our manufacturing facilities in France, Malaysia, Mexico, and the Philippines, to comply with local government authorities’ public health measures following the outbreak of COVID-19 pandemic. All our factories have resumed production as of May 2020, in compliance with the applicable local guidelines. During the three months ended June 28, 2020, we recorded excess capacity costs of $19.0 million attributable to the temporary idling of our manufacturing facilities.

Six Months Ended June 28, 2020 Compared to Six Months Ended June 30, 2019

During the six months ended June 28, 2020 and June 30, 2019, we recognized revenue from sales of modules and components of $392.7 million and $520.5 million, respectively. Of the total revenue, for the six months ended June 28, 2020 and June 30, 2019, $98.8 million, or 25.2% and $140.6 million, or 27.0%, respectively, represented sales of solar modules to SunPower using transfer prices determined based on management’s assessment of market-based pricing terms. In addition to revenue transactions with SunPower, we had no other customer that accounted for at least 10% of revenue for the six months ended June 28, 2020. For the six months ended June 30,

2019, in addition to revenue transactions with SunPower, we had one other customer that accounted for at least 10% of revenue. As of June 28, 2020 and June 30, 2019, SunPower accounted for 22.5% and 26.9%, respectively, of gross accounts receivable. In addition, two customers accounted for 23.1% and 13.6% of gross accounts receivable as of June 28, 2020 and two other customers accounted for 25.3% and 10.3% of gross accounts receivable as of June 30, 2019.

The decrease of $127.9 million in revenues was primarily due to significantly lower volume of module sales for projects in the United States, Europe and Asia, as a result of adverse impacts from COVID-19 during the six months ended June 28, 2020 as compared to June 30, 2019.

Cost of revenue was $397.4 million and $554.1 million in the six months ended June 28, 2020 and June 30, 2019, respectively. For the six months ended June 28, 2020 and June 30, 2019, cost of revenue includes $4.0 million and $39.0 million, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, during the six months ended June 28, 2020 and June 30, 2019, we estimated that we paid $21.6 million and $41.5 million above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. The remainder of cost of revenue includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs.

The decrease of $156.7 million in cost of revenue was primarily due to significantly lower volume of module sales in the United States, Europe and Asia, as COVID-19 impacted the near term demand of our products. We also temporarily idled our manufacturing facilities in France, Malaysia, Mexico, and the Philippines, to comply with local government authorities’ public health measures following the outbreak of COVID-19 pandemic. All of our factories have resumed production as of May 2020, in compliance with the applicable local guidelines. During the six months ended June 28, 2020, we recorded excess capacity costs of $27.5 million attributable to the temporary idling of our manufacturing facilities.

Revenues by Geography

	Three Months Ended		Six Months Ended
	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
(in thousands)
United States	$30,824	$81,891	$101,291	$146,333
As a percentage of total revenue	19%	28%	26%	28%
France	$22,830	$46,311	$50,265	$85,875
As a percentage of total revenue	14%	16%	13%	16%
Japan	$15,716	$14,587	$49,834	$29,110
As a percentage of total revenue	10%	5%	13%	6%
China	$3,457	$2,262	$3,995	$28,809
As a percentage of total revenue	2%	1%	1%	6%
Rest of the world	$92,184	$146,407	$187,267	$230,403
As a percentage of total revenue	55%	50%	47%	44%

Total revenues	$165,011	$291,458	$392,652	$520,530

Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.

The $30.8 million in sales attributed to the U.S. includes $29.8 million in sales to SunPower for the three months ended June 28, 2020. The $81.9 million in sales attributed to the U.S. includes $80.4 million in sales to

SunPower for the three months ended June 30, 2019. The $101.3 million in sales attributed to the U.S. includes $98.8 million in sales to SunPower for the six months ended June 28, 2020. The $146.3 million in sales attributed to the U.S. includes $140.6 million in sales to SunPower for the six months ended June 30, 2019.

Operating Expenses

Operating expenses includes allocations of general corporate expenses from SunPower including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue or headcount as relevant measures. Management of Maxeon and SunPower consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, us. The allocations may not, however, reflect the expense we would have incurred as a standalone company for the period presented, nor our future results following completion of the spin-off. Actual costs that may have been incurred if we had been a standalone company, and future costs, would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

	Three Months Ended		Six Months Ended
	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
(in thousands)
Operating expenses:
Research and development	$7,041	$9,841	$15,612	$17,344
As a percentage of total revenue	4%	3%	4%	3%
Sales, general and administrative	20,876	24,818	45,118	45,632
As a percentage of total revenue	13%	9%	11%	9%
Restructuring benefits	—	—	—	(605)
As a percentage of total revenue	—	—	—	<1%

Total operating expenses	$27,917	$34,659	$60,730	$62,371

Operating loss	$(35,942)	$(32,697)	$(65,522)	$(95,969)

Research and Development Expenses

Three Months Ended June 28, 2020 Compared to Three Months Ended June 30, 2019

Research and development expenses were $7.0 million in the three months ended June 28, 2020 primarily associated with expenditures on our Maxeon 5 and 6 cell and panel technology, comprising of compensation expense of $4.3 million, depreciation expense of $0.7 million, research and development materials of $0.3 million and external consulting and legal services of $0.1 million.

Research and development expenses were $9.8 million in the three months ended June 30, 2019 primarily associated with expenditures on our Maxeon 5 and 6 cell and panel technology, comprising of compensation expense of $5.0 million, research and development materials of $2.4 million, depreciation expense of $1.0 million, external consulting and legal services of $0.4 million and travel expenses of $0.4 million.

Six Months Ended June 28, 2020 Compared to Six Months Ended June 30, 2019

Research and development expenses were $15.6 million in the six months ended June 28, 2020 primarily associated with expenditures on our Maxeon 5 and 6 cell and panel technology, comprising of compensation expense of $9.1 million, depreciation expense of $1.5 million, research and development materials of $1.0 million, external consulting and legal services of $0.4 million and travel expenses of $0.3 million.

Research and development expenses were $17.3 million in the six months ended June 30, 2019 primarily associated with expenditures on our Maxeon 5 and 6 cell and panel technology, comprising of compensation expense of $9.5 million, research and development materials of $2.8 million, depreciation expense of $1.7 million, external consulting and legal services of $1.0 million and travel expenses of $0.8 million.

Sales, General and Administrative Expenses

Three Months Ended June 28, 2020 Compared to Three Months Ended June 30, 2019

Sales, general and administrative expenses were $20.9 million in the three months ended June 28, 2020 and comprised primarily of $6.9 million of compensation expense, $3.5 million of professional fees, $3.3 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $1.5 million of facilities related costs including rent, utilities and maintenance, $1.2 million of equipment related expense and $0.4 million of depreciation expense.

Sales, general and administrative expenses were $24.8 million in the three months ended June 30, 2019 and comprised primarily of $6.9 million of compensation expense, $5.7 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $3.7 million of professional fees, $2.8 million of facilities related costs including rent, utilities and maintenance, $1.0 million of depreciation expense and $0.5 million of travel expenses.

Six Months Ended June 28, 2020 Compared to Six Months Ended June 30, 2019

Sales, general and administrative expenses were $45.1 million in the six months ended June 28, 2020 and comprised primarily of $14.7 million of compensation expense, $7.7 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $6.4 million of professional fees, $3.2 million of facilities related costs including rent, utilities and maintenance, $3.0 million of equipment related expenses and $0.7 million of depreciation expense.

Sales, general and administrative expenses were $45.6 million in the six months ended June 30, 2019 and comprised primarily of $13.8 million of compensation expense, $11.6 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $6.9 million of professional fees, $4.2 million of facilities related costs including rent, utilities and maintenance, $1.1 million of equipment related expenses, $1.9 million of depreciation expense and $1.0 million of travel expenses.

Restructuring benefits

Three and Six Months Ended June 28, 2020 Compared to Three and Six Months Ended June 30, 2019

Restructuring benefits during the three months ended June 28, 2020 and June 30, 2019 as well as during the six months ended June 28, 2020 were not material. The restructuring benefit of $0.6 million during the six months ended June 30, 2019, was a result of actual payouts being lower than initial estimates recorded under various legacy plans in historical periods.

Other Expense, Net

	Three Months Ended		Six Months Ended
	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
(in thousands)
Other expense, net:
Interest expense	$(6,318)	$(6,311)	$(12,223)	$(12,621)
Other, net	(1,174)	1,098	3,457	794

Other expense, net	$(7,492)	$(5,213)	$(8,766)	$(11,827)

Three Months Ended June 28, 2020 Compared to Three Months Ended June 30, 2019

Of the total $6.3 million in interest expense incurred during the three months ended June 28, 2020 and June 30, 2019, $4.3 million relates to the 4.00% debentures due 2023. Additionally, for the three months ended June 28, 2020 and June 30, 2019, interest expense includes $0.7 million and $1.3 million related to non-cash accretion charges. The remaining interest expense relates to the Company’s other outstanding debt arrangements.

Other, net decreased by $2.3 million in the three months ended June 28, 2020 as compared to the three months ended June 30, 2019, primarily due to an increase of $2.0 million related to foreign exchange losses.

Six Months Ended June 28, 2020 Compared to Six Months Ended June 30, 2019

Of the total $12.2 million in interest expense incurred during the six months ended June 28, 2020, $8.5 million relates to the 4.00% debentures due 2023, $1.3 million relates to non-cash accretion charges and $2.4 million relates to the Company’s other outstanding debt arrangements.

Of the total $12.6 million in interest expense incurred during the six months ended June 30, 2019, $8.5 million relates to SunPower’s 4.00% debentures due 2023, $2.5 million relates to non-cash accretion charges and $1.6 million related to interest expense for Company’s other outstanding debt arrangements.

Other, net increased by $2.7 million in the six months ended June 28, 2020 as compared to the six months ended June 30, 2019, primarily due to an increase of $1.3 million related to foreign exchange gains and an increase in the fair value of our equity investment without readily determinable fair value, based on observable market transactions with a third-party investor.

The 4.00% debentures due 2023 were issued in December 2015, the proceeds of which were used to finance the construction of our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, the interest and other costs associated with the 4.00% debentures due 2023 are reflected in our Condensed Combined Statements of Operations.

Our non-cash accretion charges are in connection with our 2016 acquisition of 100% equity voting interest in our former joint venture AUO SunPower Sdn. Bhd., under which we are required to make non-cancellable annual installment payments during 2019 and 2020. Our Condensed Combined Statements of Operations reflect these non-cash accretion charges as it relates to these installment payments.

Income Taxes

	Three Months Ended		Six Months Ended
	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
(in thousands)
Provision for income taxes	$(1,879)	$(2,603)	$(2,347)	$(4,719)
As a percentage of total revenue	(1)%	(1)%	(1)%	(1)%

Three and Six Months Ended June 28, 2020 Compared to Three and Six Months Ended June 30, 2019

The interim income tax expense and other income tax related information contained in these combined financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate significantly in future periods, in particular due to the uncertainty in our annual forecasts resulting from the unpredictable duration and severity of the COVID-19 pandemic on our operating results. Current income tax liabilities related to entities which file jointly with SunPower are assumed to be immediately settled with SunPower and are relieved through Net Parent investment in the Condensed Combined Balance Sheets and the Net Parent contribution in the Condensed Combined Statements of Cash Flows.

In the three months ended June 28, 2020, our income tax provision of $1.9 million on a loss before income taxes and equity in losses of unconsolidated investees of $43.4 million was primarily due to projected tax expense in foreign jurisdictions that are profitable. Our income tax provision of $2.6 million in the three months ended June 30, 2019 on a loss before income taxes and equity in losses of unconsolidated investees of $37.9 million was primarily due to tax expense in foreign jurisdictions that were profitable.

In the six months ended June 28, 2020, our income tax provision of $2.3 million on a loss before income taxes and equity in losses of unconsolidated investees of $74.3 million was primarily due to projected tax expense in foreign jurisdictions that are profitable, offset by tax benefit related to release of tax reserves in foreign jurisdictions due to lapse of statutes of limitation. Our income tax provision of $4.7 million in the six months ended June 30, 2019 on a loss before income taxes and equity in losses of unconsolidated investees of $107.8 million was primarily due to tax expense in foreign jurisdictions that were profitable.

We record a valuation allowance to reduce our deferred tax assets in the United States, Malta, South Africa, and Spain to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.

Equity in Losses of Unconsolidated Investees

Three Months Ended June 28, 2020 Compared to Three Months Ended June 30, 2019

For the three months ended June 28, 2020 and June 30, 2019, our unconsolidated investees reported a loss for which we recorded our reportable share of $0.9 million and $2.0 million, respectively. The decrease of $1.1 million in equity in losses of unconsolidated investees was primarily driven by a reduction in the overall losses of our investees.

Six Months Ended June 28, 2020 Compared to Six Months Ended June 30, 2019

For the six months ended June 28, 2020 and June 30, 2019, our unconsolidated investees reported a loss for which we recorded our reportable share of $0.6 million and $0.5 million, respectively. The increase of $0.1 million in equity in losses of unconsolidated investees was primarily driven by an increase in the overall losses of our investees.

Net Gain Attributable to Noncontrolling Interests

Three and Six Months Ended June 28, 2020 Compared to Three and Six Months Ended June 30, 2019

For the three months ended June 28, 2020 and June 30, 2019, we attributed $0.4 million and $1.1 million of net gain, respectively, to noncontrolling interests. For the six months ended June 28, 2020 and June 30, 2019, we attributed $1.1 million and $2.1 million of net gain, respectively, to noncontrolling interests.

The decrease in net gain attributable to noncontrolling interests was a result of slightly unfavorable operations from our consolidated investee during the three and six months ended June 28, 2020.

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended		Six Months Ended
(in thousands)	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
Selected GAAP Financial Data
Revenue	$165,011	$291,458	$392,652	$520,530
Cost of revenue[1]	(173,036)	(289,496)	(397,444)	(554,128)
Gross (loss) profit[1]	(8,025)	1,962	(4,792)	(33,598)
Operating loss[1]	(35,942)	(32,697)	(65,522)	(95,969)
Provision for from income taxes	(1,879)	(2,603)	(2,347)	(4,719)

GAAP net loss[1]	(46,202)	(42,476)	(77,279)	(113,042)

GAAP net loss attributable to the Parent[1]	$(46,585)	$(43,539)	$(78,334)	$(115,112)

	Three Months Ended		Six Months Ended
	June 28, 2020	June 30, 2019	June 28, 2020	June 30, 2019
Selected Non-GAAP Financial Data
GAAP net loss attributable to the Parent[1]	$(46,585)	$(43,539)	$(78,334)	$(115,112)
Interest expense	6,318	6,311	12,223	12,621
Provision for income taxes	1,879	2,603	2,347	4,719
Depreciation	11,794	12,225	24,082	23,875
Amortization	1,847	1,834	3,667	3,678

EBITDA[1]	(24,747)	(20,566)	(36,015)	(70,219)

Additional Adjustments
Stock-based compensation expense	1,924	1,960	3,813	3,229
Restructuring benefit	—	—	—	(605)

Adjusted EBITDA[1]	$(22,823)	$(18,606)	$(32,202)	$(67,595)

1

For the three months ended June 28, 2020 and June 30, 2019, our U.S. GAAP and Non-GAAP results were adversely impacted by the incremental cost of above-market polysilicon of $2.0 million and $10.7 million, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we paid $6.3 million and $13.2 million during three months ended June 28, 2020 and June 30, 2019, respectively, above the current market price as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information at the time, multiplied by the volume of polysilicon we have consumed.

For the six months ended June 28, 2020 and June 30, 2019, our GAAP and Non-GAAP results were adversely impacted by the incremental cost of above-market polysilicon of $4.0 million and $39.0 million, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we paid $21.6 million and $41.5 million during the six months ended June 28, 2020 and June 30, 2019, respectively, above the current market price as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information at the time, multiplied by the volume of polysilicon we have consumed.

We present earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA adjusted for specified additional items (“Adjusted EBITDA”), which are non-GAAP measures, to supplement our combined financial results presented in accordance with U.S. GAAP. We believe that EBITDA and Adjusted

EBITDA are useful to investors, enabling them to better assess changes in our results of operations across different reporting periods on a consistent basis, independent of certain items as presented above. Thus, EBITDA and Adjusted EBITDA provide investors with additional methods to assess our operating results in a manner that is focused on our ongoing, core operating performance, absent the effects of these items. We also use EBITDA and Adjusted EBITDA internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of EBITDA and Adjusted EBITDA, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. EBITDA and Adjusted EBITDA are not prepared in accordance with U.S. GAAP or intended to be a replacement for U.S. GAAP financial data, should be reviewed together with U.S. GAAP measures and may be different from non-GAAP measures used by other companies.

The following is a description of each adjustment to arrive at our non-GAAP measures:

•

Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.

•

Restructuring benefit. We incurred restructuring expenses related to reorganization plans implemented by SunPower aimed towards realigning resources consistent with SunPower’s global strategy and improving its overall operating efficiency and cost structure. Restructuring charges are excluded from Adjusted EBITDA financial measures because they are not considered core operating activities and such costs have historically occurred infrequently. Although we have engaged in restructuring activities in the past, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges from our Adjusted EBITDA financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.

5.B LIQUIDITY AND CAPITAL RESOURCES

Historical Liquidity

Our operations have historically participated in cash management and funding arrangements managed by SunPower. Cash flows related to financing activities primarily reflect changes in SunPower’s investment in us. As part of SunPower, we were dependent on SunPower for our working capital and financing requirements as SunPower utilized a centralized approach for cash management and financing of its operations. SunPower provided funding for our operating and investing activities including pooled cash managed by SunPower treasury to fund operating expenses and capital expenditures. SunPower also directly collected our receivables. These activities are reflected as a component of net parent investment within the period presented, and this arrangement is not reflective of the manner in which we will operate as a stand-alone business separate from SunPower. Accordingly, none of SunPower’s cash, cash equivalents or debt at the corporate level have been assigned to us in the combined financial statements. Net parent investment represents SunPower’s interest in the recorded net assets of Maxeon. All significant transactions between us and SunPower have been included in the accompanying combined financial statements.

Future Liquidity

Following the spin-off from SunPower, our capital structure and sources of liquidity changed significantly from our historical capital structure. Following the spin-off, we no longer participate in cash management and funding arrangements managed by SunPower.

We believe that our current cash, cash equivalents and cash expected to be generated from operations will be sufficient to meet our working capital needs and fund our committed capital expenditures over the next 12 months from the date of the issuance of the financial statements. In conjunction with evaluating our ability to continue as a going concern, we have considered the post-spin debt and equity proceeds, our historical ability to work with our vendors to obtain favorable payment terms, when possible, and our ability to reduce manufacturing output to reduce inventory in order to optimize our working capital. We may also choose to explore additional options in connection with our short-term liquidity needs, such as selling raw materials inventory to third parties, liquidating certain investments, implementing additional restructuring plans, and deferring or canceling uncommitted capital expenditures and other investment or acquisition activities. However, based on current macroeconomic conditions resulting from the uncertainty caused by the COVID-19 pandemic, we cannot predict, with certainty, the outcome of our actions to generate liquidity as planned. Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk” in the Form 20-F.

Cash Flows

A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents is as follows:

	Six Months Ended
	June 28, 2020	June 30, 2019
(in thousands)
Net cash used in operating activities	$(76,210)	$(44,585)
Net cash used in investing activities	$(7,037)	$(16,034)
Net cash (used in) provided by financing activities	$(2,362)	$1,510

Operating Activities

Net cash used in operating activities in the six months ended June 28, 2020 was $76.2 million and was primarily the result of: (i) $74.8 million decrease in accounts payable and other accrued liabilities, primarily attributable to the timing of invoice payments; (ii) net loss of $77.3 million and (iii) $51.2 million decrease in contract liabilities.

This was primarily offset by: (i) $62.0 million decrease in accounts receivable, primarily attributable to billings and collection cycles; (ii) non-cash charges of $34.4 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (iii) $12.0 million decrease in advance payments to suppliers; (iv) $10.4 million non-cash interest expense primarily attributable to debt financed by SunPower associated with SunPower’s convertible debt and (v) $7.9 million decrease in inventory.

Net cash used in operating activities in the six months ended June 30, 2019 was $44.6 million and was primarily the result of: (i) net loss of $113.0 million; (ii) $48.8 million increase in accounts receivable (iii) $20.1 million decrease in contract liabilities; and (iv) $14.8 million increase in inventory.

This was primarily offset by: (i) $88.1 million increase in accounts payable and other accrued liabilities; (ii) $30.8 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (iii) $24.8 million related to decrease in advances to suppliers; and (iv) $11.6 million non-cash interest expense primarily attributable to debt financed by SunPower associated with SunPower’s convertible debt.

Investing Activities

Net cash used in investing activities in the six months ended June 28, 2020 was $7.0 million, which primarily included $9.5 million of capital expenditures, partially offset by approximately $2.5 million from return of capital by an unconsolidated investee and proceeds from sale of equity investment.

Net cash used in investing activities in the six months ended June 30, 2019 was $16.0 million, which primarily included $16.5 million of capital expenditures, partially offset by approximately $0.4 million from proceeds from sale of assets.

Financing Activities

Net cash used in financing activities in the six months ended June 28, 2020 was $2.4 million, which included $104.2 million in cash used for repayment of debt obligations, partially offset by $100.6 million in proceeds from bank loans and other debt and $17.6 million of net contributions from Parent.

Net cash provided by financing activities in the six months ended June 30, 2019 was $1.5 million, which included $131.3 million in proceeds from bank loans and other debt, partially offset by $123.0 million in cash used for the repayment of debt obligations and $6.5 million net contributions to Parent.

As cash and the financing of our operations have historically been managed by Parent, the components of Net parent contribution include cash payments by SunPower to settle our obligations. These transactions are considered to be effectively settled for cash at the time the transaction is recorded.

Debt

In 2019, SunPower entered into a master buyer agreement which entitles us to financing through HSBC Bank Malaysia Berhad to settle our outstanding vendor obligations. The agreement entitles us to combined financing of $25.0 million at an interest rate of 1.4% per annum over LIBOR interest rate over a maximum financing tenor of 180 days. This facility was terminated in August 2020.

In February 2016, SunPower entered into a revolving credit agreement which entitles us to import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days.

In June 2012, SunPower entered into an Onshore Foreign Currency Loan agreement through Bank of China (Malaysia) Berhad, which provides for the issuance, upon our request, of letters of credit to support our obligations. The agreement entitles us to combined financing of $10.0 million at an interest rate of 1.0% per annum over Cost of Funds Rate for a minimum financing tenor of 7 days and maximum financing tenor of 90 days. This facility was terminated in December 2019.

On July 14, 2020, we certain of our subsidiaries entered into the following debt facilities with a syndicate of lenders (the “Bank Facilities”):

•	a $55.0 million term loan facility available to SunPower Philippines Manufacturing Ltd. (the “Philippines Term Loan”), which is a subsidiary of Maxeon;

•	a $50.0 million working capital facility available to Maxeon (the “Singapore Working Capital Facility”); and

•	a $20.0 million term loan facility available to Maxeon (the “Singapore Term Loan” and, together with the Philippines Term Loan, the “Term Loans”).

Each of the Bank Facilities mature and are repayable in full on July 14, 2023 (the “Termination Date”). The Singapore Working Capital Facility is available to be drawn through the date falling one month prior to the Termination Date. The Term Loans are available to be drawn by the relevant borrowers for a period of twelve months after the spin-off and will be repayable, in equal quarterly installments over the 18-month period preceding the applicable maturity date.

On July 17, 2020, we issued $200.0 million aggregate principal amount of our 6.50% green convertible senior notes due 2025 (the “Notes”) pursuant to an indenture (the “Indenture”), dated July 17, 2020 between Maxeon and Deutsche Bank Trust Company Americas, as trustee.

The Notes are our senior, unsecured obligations and will accrue regular interest at a rate of 6.50% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021. Additional interest may accrue on the Notes in certain circumstances. The Notes will mature on July 15, 2025, unless earlier repurchased, redeemed or converted, and are subject to the terms and conditions set forth in the Indenture.

The Notes are not initially convertible. After giving effect to the spin-off and following satisfaction of certain conditions relating to the physical delivery forward transaction described below, noteholders will have the right to convert their Notes into Maxeon shares in certain circumstances and during specified periods. The initial conversion price will represent a premium of approximately 15.00% over the average of the volume-weighted average price per Maxeon share over the period (the “Note Valuation Period”) of 15 consecutive trading days beginning on, and including, the later of (i) the fifth trading day after the date on which ordinary shares were distributed to SunPower’s common stockholders in the spin-off and (ii) the date on which the underwriting agreement contemplated by the physical delivery forward transaction has been executed and delivered by Maxeon and the underwriters party thereto. However, the initial conversion price will not be less than approximately $4.60 per ordinary share. We will settle conversions by paying or delivering, as applicable, cash, Maxeon shares or a combination of cash and Maxeon shares, at our election.

Liquidity

As of June 28, 2020, we had unrestricted cash and cash equivalents of $37.6 million. Our cash balances are held in numerous locations throughout the world, and as of June 28, 2020, $37.5 million of our cash was held outside of the United States. This offshore cash is used to fund operations of our business in the EMEA and Asia Pacific regions as well as non-U.S. manufacturing operations, which require local payment for product materials and other expenses.

As of December 29, 2019, we had unrestricted cash and cash equivalents of $121.0 million. Our cash balances are held in numerous locations throughout the world, and as of December 29, 2019, all of our cash was held outside of the United States. This offshore cash is used to fund operations of our business in the EMEA and Asia Pacific regions as well as non-U.S. manufacturing operations, which require local payment for product materials and other expenses.

Prior to the spin-off, we entered into debt financing arrangements pursuant to which we have total available borrowing capacity of up to $337.0 million (in addition to debt that was then-outstanding) including the Bank Facilities and the Notes. As of the close of the spin-off, we did not have any borrowings outstanding under these new debt instruments other than the $200.0 million received in connection with the issuance of the Notes. Immediately following the spin-off, TZS contributed $298.0 million in cash to Maxeon in exchange for a number of our shares such that immediately following such issuance, TZS owned approximately 28.848% of our outstanding Maxeon shares. We expect total capital investments of approximately $75.0 million in fiscal year 2020, $160.0 million in fiscal year 2021 and $150.0 million in fiscal year 2022, in order to increase our manufacturing capacity for our highest efficiency Maxeon 5 and 6 product platform and our new Performance Line (through an investment in our Huansheng Photovoltaic (Jiangsu) Co., Ltd. joint venture), improve our current and next generation solar cell manufacturing technology, and other projects.

As of June 28, 2020 and December 29, 2019, we had an obligation to purchase $297.2 million and $348.6 million, respectively, of polysilicon material pursuant to long-term fixed supply agreements with one polysilicon supplier. Of this commitment, as of June 28, 2020 and December 29, 2019, we had prepaid $109.4 million and $121.4 million, respectively. See Note 6. Commitments and Contingencies to our condensed combined financial statements included in Exhibit 99.1 of this Form 6-K for further information. In July 2020, we negotiated an extension of the polysilicon agreement with respect to our contractual purchase obligation. As a result of the extension, our contractual purchase commitments were revised to $305.1 million to be purchased through December 2022. The balance between the revised purchase commitment and the $109.4 million prepaid balance as of June 28, 2020 is expected to be paid in cash over a period ending December 2022 as we purchase the contractually committed quantities specified.

During the six months ended June 28, 2020 and June 30, 2019, we recorded charges of $4.0 million and $39.0 million, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under our long-term fixed supply agreements. In addition, we estimated that we paid $21.6 million and $41.5 million during the six months ended June 28, 2020 and June 30, 2019, respectively, above the current market price as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process.

On September 29, 2016, SunPower completed the acquisition of AUOSP (now our wholly owned subsidiary, SunPower Malaysia Manufacturing Sdn. Bhd.) pursuant to a stock purchase agreement entered into between SunPower Technology, Ltd. (“SPTL”), one of our wholly owned subsidiaries, and AU Optronics Singapore Pte. Ltd. (“AUO”). Pursuant to the stock purchase agreement, SPTL purchased all of the shares of AUOSP held by AUO for a total purchase price of $170.1 million in cash, payable in installments as set forth in the stock purchase agreement, to obtain 100% of the voting equity interest in AUOSP. As agreed by SunPower and Maxeon in the Investment Agreement, SunPower paid $30.0 million in cash on September 30, 2019. The remaining $30.0 million in cash will be paid by us on or before September 30, 2020.

There are no assurances that we will have sufficient available cash to repay our indebtedness or that we will be able to refinance such indebtedness on similar terms to the expiring indebtedness or at all. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity investments or debt securities or obtain other debt financing. The current economic environment, however, could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all, particularly in light of the current conditions in the financial and credit markets. Additional debt would result in increased expenses and would likely impose new restrictive covenants which may be similar or different than those restrictions contained in the covenants under our current loan agreement. In addition, financing arrangements and letters of credit facilities, may not be available to us, or may not be available in amounts or on terms acceptable to us.

The global spread of COVID-19 has created significant uncertainty and economic disruptions worldwide. In our response to the COVID-19 pandemic, we instituted certain measures, including requirements to work remotely for the majority of our workforce, travel restrictions and the idling of our factories in France, Malaysia, Mexico, and the Philippines consistent with actions taken or recommended by governmental authorities. All of our factories have resumed production as of May 2020, in compliance with the relevant local restrictions. We implemented several mitigating actions to prudently manage our business during the current industry uncertainty relating to the COVID-19 pandemic. These actions include reducing management salaries, freezing hiring and merit increases, reducing capital expenditures and discretionary spending, and temporarily moving most of our employees to a four-day work week in recognition of reduced demand and workloads due to the pandemic. Most of our employees reverted back to a full work week during the last week of June 2020 and returned to full salary during the last week of July 2020. We also continue to focus on improving our overall operating performance and liquidity, including managing cash flows and working capital.

Although we have historically been able to generate liquidity, we cannot predict, with certainty, the outcome of our actions to generate liquidity as planned. Additionally, we are uncertain of the impact over time of the COVID-19 pandemic to our supply chain, manufacturing, and distribution as well as overall construction and consumer spending.

Liabilities Associated with Uncertain Tax Positions

Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement will be made for our liabilities associated with uncertain tax positions in other long-term liabilities. As of June 28, 2020 and December 29, 2019, total liabilities associated with uncertain tax positions were $12.3 million and $12.8 million respectively, and were included within “Other long-term liabilities” in our Condensed Combined Balance Sheet as of June 28, 2020 and Combined Balance Sheet as of December 29, 2019, respectively, as they are not expected to be paid within the next twelve months.

Foreign Currency Exchange Risk

Our exposure to movements in foreign currency exchange rates is primarily related to sales to European customers that are denominated in Euros. Revenue generated from these European customers represented 25% and 19% of our total revenues in the three months ended June 28, 2020 and June 30, 2019, respectively. A 10% change in the Euro exchange rate would have impacted our revenue by approximately $4.2 million and $5.6 million in the three months ended June 28, 2020 and June 30, 2019, respectively.

Revenue generated from these European customers represented 20% and 16% of our total revenues in the six months ended June 28, 2020 and June 30, 2019, respectively. A 10% change in the Euro exchange rate would have impacted our revenue by approximately $7.8 million and $8.5 million in the six months ended June 28, 2020 and June 30, 2019, respectively.

In the past, we have experienced an adverse impact on our revenue, gross margin and profitability as a result of foreign currency fluctuations. When foreign currencies appreciate against the U.S. dollar, inventories and expenses denominated in foreign currencies become more expensive. An increase in the value of the U.S. dollar relative to foreign currencies could make our solar power products more expensive for international customers, thus potentially leading to a reduction in demand, our sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with those companies.

We currently conduct hedging activities which involve the use of forward currency contracts that are designed to address our exposure to changes in the foreign exchange rate between the U.S. dollar and other currencies. As of June 28, 2020 and December 29, 2019, we had outstanding forward currency contracts with aggregate notional values of $78.6 million and $17.5 million, respectively. Because we hedge some of our expected future foreign exchange exposure, if associated revenues do not materialize we could experience a reclassification of gains or losses into earnings. Such a reclassification could adversely impact our revenue, margins and results of operations. We cannot predict the impact of future exchange rate fluctuations on our business and operating results.

Credit Risk

We have certain financial and derivative instruments that subject us to credit risk. These consist primarily of cash and cash equivalents, restricted cash and cash equivalents, investments, accounts receivable, advances to suppliers, and foreign currency forward contracts. We are exposed to credit losses in the event of nonperformance by the counterparties to our financial and derivative instruments. Our investment policy requires cash and cash equivalents, restricted cash and cash equivalents, and investments to be placed with high-quality financial institutions and limits the amount of credit risk from any one issuer. We additionally perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary and generally do not require collateral.

We enter into agreements with a vendor that specify future quantities and pricing of polysilicon to be supplied for periods up to 10 years. Under certain agreements, we are required to make prepayments to the vendors over the terms of the arrangements. As of June 28, 2020 and December 29, 2019, advances to suppliers totaled $109.4 million and $121.4 million, respectively. One supplier accounted for 100% of total advances to suppliers as of June 28, 2020 and December 29, 2019.

We enter into foreign currency derivative contracts with high-quality financial institutions and limit the amount of credit exposure to any single counterparty. The foreign currency derivative contracts are limited to a time period of a month or less. We regularly evaluate the credit standing of our counterparty financial institutions.

Interest Rate Risk

We are exposed to interest rate risk because many of our customers depend on debt financing to purchase our solar power systems. An increase in interest rates could make it difficult for our customers to obtain the financing necessary to purchase our solar power systems on favorable terms, or at all, and thus lower demand for our solar power products, reduce revenue and adversely impact our operating results. An increase in interest rates could lower a customer’s return on investment in a system or make alternative investments more attractive relative to solar power systems, which, in each case, could cause our customers to seek alternative investments that promise higher returns or demand higher returns from our solar power systems, thereby reducing gross margin and adversely impacting our operating results. This risk is significant to our business because our sales model is highly sensitive to interest rate fluctuations and the availability of credit and would be adversely affected by increases in interest rates or liquidity constraints.

We do not believe that an immediate 10% increase in interest rates would have a material effect on our financial statements under potential future borrowings. In addition, lower interest rates would have an adverse impact on our interest income. Due to the relatively short-term nature of our investment portfolio, we do not believe that an immediate 10% decrease in interest rates would have a material effect on the fair market value of our money market funds. Since we believe we have the ability to liquidate substantially all of this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by a sudden change in market interest rates on our investment portfolio.

Equity Price Risk Involving Minority Investments in Joint Ventures and Other Non-Public Companies

Our investments held in our joint ventures and other non-public companies expose us to equity price risk. As of June 28, 2020 and December 29, 2019, investments of $25.8 million and $26.5 million, respectively, are accounted for using the equity method. As of June 28, 2020 and December 29, 2019, investments of $6.7 million and $7.9 million, respectively, are accounted for using the measurement alternative method.

These strategic equity investments in third parties are subject to risk of changes in market value and could result in realized impairment losses. We generally do not attempt to reduce or eliminate our market exposure in equity investments. We monitor these investments for impairment and record reductions in the carrying values when necessary. Circumstances that indicate an other-than-temporary decline include the valuation ascribed to the issuing company in subsequent financing rounds, decreases in quoted market prices and declines in operations of the issuer. There can be no assurance that our equity investments will not face risks of loss in the future.

Quantitative and Qualitative Disclosures About Market Risk

For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources” included herein. Please also see the information set forth under Note 10. Derivative Financial Instruments of our condensed combined financial statements included in Exhibit 99.1 of this Form 6-K.

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development spending totaled $7.0 million and $9.8 million for the three months ended June 28, 2020 and June 30, 2019, respectively. Our research and development spending totaled $15.6 million and $17.3 million for the six months ended June 28, 2020 and June 30, 2019, respectively. As described in the “Risk Factors” section in the Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers.

5.D TREND INFORMATION

Please see “—5.A. Operating Results—Trends and Uncertainties” included herein and “Item 4. Information on the Company—“4.B. Business Overview—Our Markets” included in the Form 20-F for trend information.

5.E OFF-BALANCE SHEET ARRANGEMENTS

We have no uncombined special purpose financing or partnership entities or other off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors. See also Note 6. Commitments and Contingencies to our condensed combined financial statements included in Exhibit 99.1 to this Form 6-K.